                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
              Section 12(g) of the Securities Exchange Act of 1934
                   or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                                Commission File Number 1-10490

                                 SANIFILL, INC.
             (Exact name of registrant as specified in its charter)

      2777 ALLEN PARKWAY, SUITE 700, HOUSTON, TEXAS 77019, (713) 942-6200
                  (Address, including zip code, and telephone
                          number, including area code,
                  of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         PREFERRED STOCK PURCHASE RIGHTS
            (Title of each class of securities covered by this Form)

                 5% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [ x ]        Rule 12h-3(b)(1)(ii)           [   ]
Rule 12g-4(a)(1)(ii)       [   ]
Rule 12g-4(a)(2)(i)        [   ]        Rule 12h-3(b)(2)(i)            [   ]
Rule 12g-4(a)(2)(ii)       [   ]        Rule 12h-3(b)(2)(ii)           [   ]
Rule 12h-3(b)(1)(i)        [ x ]        Rule 15d-6                     [   ]

         Approximate number of holders of record as of the certification or notice date:

                  1

         Pursuant to the requirements of the Securities Exchange Act of 1934 Sanifill, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:    November 5, 1996             BY: /s/ GREGORY T. SANGALIS
                                         ------------------------------------
                                            Gregory T. Sangalis
                                            Vice President, General Counsel
                                                and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.